[redacted]

08027757

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2008
Washington, DC
113

SEC FILE NUMBER
8-65886

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-07 (MM/DD/YY) AND ENDING 12-31-07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UOB GLOBAL EQUITY SALE LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

592 FIFTH AVE – SUITE 602
(No. and Street)

NEW YORK (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRAF REPETTI + CO LLC
(Name – *if individual, state last, first, middle name*)

1114 AVE OF AMERICAS (Address) NY (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, HOWARD BERKENFELD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KLOB GLOBAL EQUITY SALES LLC, as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROBERT ILARIA
Notary Public, State of New York
No. 01IL6134434
Qualified in Kings County
Term Expires October 3, 2009

[signature]
Signature

CHIEF COMPLIANCE OFFICER
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UOB GLOBAL EQUITY SALES LLC

FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2007 AND 2006

UOB GLOBAL EQUITY SALES LLC

CONTENTS

	Page
INDEPENDENT AUDITOR'S REPORT	1
FINANCIAL STATEMENTS	
Statements of Financial Condition	2
Statements of Income	3
Statements of Member's Equity	4
Statements of Cash Flows	5
Notes to the Financial Statements	6 - 7
SUPPLEMENTAL INFORMATION	
Independent Auditor's Report on Supplemental Information	8
Computation of Net Capital Pursuant to Rule 15c3-1	9
Statement Pursuant to Rule 17a-5(D)(4)	10
Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5	11 - 12

GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors

INDEPENDENT AUDITOR'S REPORT

To the Members of
UOB Global Equity Sales LLC

We have audited the accompanying statements of financial condition of UOB Global Equity Sales LLC for the years ended December 31, 2007 and 2006 and the related statements of income, member's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the members. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the members, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our previous auditors' report dated January 23, 2007 on the financial statements of December 31, 2006 contained an understatement of accounts receivable and revenue from management and incentive fees. However as disclosed in Note 5, the Company has restated its financial statements for this period.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UOB Global Equity Sales LLC at December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Graf Repetti & Co. LLP

New York, New York
February 11, 2008

New York • 1114 Avenue of the Americas, New York, NY 10036 • phone 212.302.3300 • fax 212.302.9660

Long Island • 41 Front Street, Rockville Centre, New York 11570 • phone 516.766.7345 • fax 516.766.7363

UOB GLOBAL EQUITY SALES LLC

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS		
CURRENT ASSETS		
Cash	$ 17,403,840	$ 4,948,854
Receivables from customers	22,257,487	24,204,816
Prepaid expenses	755	-
Total Assets	$ 39,662,082	$ 29,153,670
LIABILITIES AND MEMBER'S EQUITY		
CURRENT LIABILITIES		
Accrued expenses	$ 14,769,854	$ 18,000
Due to affiliate	128,103	7,950,959
Total Current Liabilities	14,897,957	7,968,959
MEMBER'S EQUITY	24,764,125	21,184,711
Total Liabilities and Member's Equity	$ 39,662,082	$ 29,153,670

See accompanying notes to the financial statements.

UOB GLOBAL EQUITY SALES LLC

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
REVENUES		
Incentive fees	$ 61,253,237	$ 33,181,471
Management fees	13,389,102	7,155,899
Interest income	362,659	116,114
Other income	37,918	11,241
Net Revenues	75,042,916	40,464,725
EXPENSES		
Payroll and benefits	1,089,673	680,640
Discretionary bonus	14,751,854	7,889,880
Meals and entertainment	28,938	6,709
Travel	30,000	4,855
Rent	18,000	12,000
Professional fees	44,771	34,961
Compliance fees	8,400	9,367
Administration fees	36,000	12,000
Licenses and fees	51,807	19,568
Insurance	3,706	619
Other	353	251
Total Expenses	16,063,502	8,670,850
Net Income from Operations	$ 58,979,414	$ 31,793,875

See accompanying notes to the financial statements.

UOB GLOBAL EQUITY SALES LLC

STATEMENTS OF MEMBER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Member's equity - January 1	$ 21,184,711	$ 2,975,836
Member's distributions	(55,400,000)	(13,585,000)
Net income	58,979,414	31,793,875
Member's Equity - December 31	$ 24,764,125	$ 21,184,711

See accompanying notes to the financial statements.

UOB GLOBAL EQUITY SALES LLC

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 58,979,414	$ 31,793,875
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Changes in current operating items:		
Decrease (increase) in receivables from customers	1,947,329	(21,809,752)
(Increase) decrese in prepaid expense	(755)	-
Increase (decrease) in accrued expenses	14,751,854	8,800
(Increase) decrease in due to affiliate	(7,822,856)	5,391,554
Net Cash Provided By Operating Activities	67,854,986	15,384,477
CASH FLOWS FROM FINANCING ACTIVITIES		
Member distributions	(55,400,000)	(13,585,000)
Net Cash Used By Financing Activities	(55,400,000)	(13,585,000)
Net Increase in Cash	12,454,986	1,799,477
Cash - Beginning	4,948,854	3,149,377
Cash - Ending	$ 17,403,840	$ 4,948,854

See accompanying notes to the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Organization

UOB Global Equity Sales LLC (the "Company") was established as a Limited Liability Company in the State of New York on November 22, 2002. The Company did not commence operations until September 15, 2003, when the Company became a registered member of the Financial Industry Regulatory Authority (FINA). The Company is a wholly owned subsidiary of UOB Global Capital LLC.

The Company is an investment organization and holder of an introducing broker dealer license. In 2007 and 2006, the Company's activities were limited to acting as a placement agent for alternative investments, including but not limited to hedge funds, private equity funds, etc. During 2007 and 2006, the Company did not carry securities accounts for customers or perform custodial functions relating to customer's securities. The Company's principal business office is located in New York City.

b. Method of Accounting

Assets, liabilities, revenues and expenses are recognized on the accrual method of accounting for financial statement presentation.

c. Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

d. Cash and Cash Equivalents

For purposes of the Statements of Cash Flows, the Company considers temporary cash investments with an original maturity of three months or less to be cash equivalents.

e. Income Taxes

As a single-member Limited Liability Company ("LLC"), the Company is considered a disregarded entity for Federal and New York State tax purposes. There is no provision for Federal or state income taxes on the earnings of the Company as such; earnings will flow through directly to its member.

2. RELATED PARTIES

The Company is a wholly owned subsidiary of UOB Global Capital LLC (the "Parent"). The Company has an agreement with its Parent for the use of its office facilities and management personnel on a month-to-month basis. The Company paid to its Parent $1,107,673 and $692,640 for the years ended December 31, 2007 and 2006, respectively, in accordance with this agreement. In addition, bonuses of $14,751,854 and $7,889,880, payable to the Company's management, have been accrued in the financial statements for the year ended December 31, 2007 and 2006, respectively. Bonuses are payable at the discretion of management.

3. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 which requires that minimum net capital, as defined, shall be at least the greater of $5,000 or 6.67% of aggregate indebtedness. At December 31, 2007 and 2006, the Company's net capital was $16,918,133 and $1,277,772, respectively, compared to a minimum requirement of $993,197 and $531,263, respectively.

4. CONCENTRATION OF CREDIT RISK

Financial instruments which potentially subject the Company to concentration of credit risk consists of cash. The Company places its cash with financial institutions in New York. The Company monitors the credit quality of these financial institutions and does not anticipate their non-performance. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. Uninsured funds as of December 31, 2007 and 2006 amounted to $4,776,234 and $2,940,074, respectively.

5. CORRECTION OF AN ERROR

As of December 31, 2006 accounts receivable was understated $234,356. Consequently management and incentive fees were understated in the amounts of $32,162 and $202,194 respectively. Accordingly, the financial statements for the year ended December 31, 2006 have been restated to reflect these changes.

SUPPLEMENTAL INFORMATION

GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY SEC RULE 17A-5

To the Member of
UOB Global Equity Sales LLC

We have audited the financial statements of UOB Global Equity Sales LLC for the years ended December 31, 2007 and 2006 and have issued our reports thereon dated February 11, 2008. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 15c3-1 and Rule 17a-5(D)(4) of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Graf Repetti & Co. LLP

New York, New York
February 11, 2008

New York • 1114 Avenue of the Americas, New York, NY 10036 • phone 212.302.3300 • fax 212.302.9660

Long Island • 41 Front Street, Rockville Centre, New York 11570 • phone 516.766.7345 • fax 516.766.7363

UOB GLOBAL EQUITY SALES LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2007 AND 2006

	2007	2006
CAPITAL	$ 39,662,082	$ 29,153,670
Less: Non-allowable assets	(22,258,242)	(24,204,816)
Aggregate indebtedness	(14,897,957)	(7,968,959)
Plus: Other additions - discretionary bonus	14,751,854	4,395,405
Tentative net capital	17,257,737	1,375,300
Less: Haircuts	(339,604)	(97,528)
Net Capital	16,918,133	1,277,772
Minimum Net Capital Required	993,197	531,263
Excess Net Capital	$ 15,924,936	$ 746,509
Excess Net Capital @ 1000%	$ 15,428,338	$ 480,876
Ratio of Aggregate Indebtedness to Net Capital	0.88 to 1	6.24 to 1

See accompanying notes to the financial statements.

UOB GLOBAL EQUITY SALES LLC

STATEMENT PURSUANT TO RULE 17A-5(D)(4)

DECEMBER 31, 2007 AND 2006

No material differences exist between the Computation of Net Capital Under Rule 15c3-1 as reported in the accompanying financial statements and as reported by UOB Global Equity Sales LLC in Part IIA of Form X-17A-5 for the years ended December 31, 2007 and 2006.

GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

To the Member of
UOB Global Equity Sales LLC

We have audited the financial statements of UOB Global Equity Sales LLC for the years ended December 31, 2007 and 2006, and have issued our reports thereon dated February 11, 2008. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures including tests of compliance with such practice and procedures followed by UOB Global Equity Sales LLC that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by rule 15c3-1. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recording of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of the internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

New York • 1114 Avenue of the Americas, New York, NY 10036 • phone 212.302.3300 • fax 212.302.9660

Long Island • 41 Front Street, Rockville Centre, New York 11570 • phone 516.766.7345 • fax 516.766.7363

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of UOB Global Equity Sales LLC taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 and 2006, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purposes.

Graf Repetti & Co. LLP

New York, New York
February 11, 2008

END